Exhibit (e)(1)
Copy of Relevant Parts of the Partnership’s Form 10-KSB filed on March 30, 2005 for the fiscal year ended December 31, 2004
Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance With Section 16(a) of the Exchange Act. The Partnership has no executive officers and directors; however, the General Partners perform these functions. The General Partners of the partnership are DRY Limited Partnership, the sole General Partner of which is YFP, LLC (successor by conversion of The Dexter and Birdie Yager Family Limited Partnership) and FSK Limited Partnership, the sole General Partner of which is Faison S. Kuester, Jr. The manager of YFP, LLC is Jeffrey S. Yager.
     In October 1996, Mr. Kuester formed FSK Properties, LLC to provide management, leasing and brokerage services to his clients. FSK Properties, LLC serves as property manager of the Partnership property.
Item 12. Certain Relationships and Related Transactions. During the fiscal year ended December 31, 2004, FSK Properties, LLC received $18,201 for management fees and an additional $28,471 for on-site management and repair service fees. Internet Services Corporation, Inc. received $25,659 for providing accounting/management services. [A portion of the beneficial interests in Internet Services Corporation is indirectly owned by] Jeffrey S. Yager, Manager of YFP, LLC the sole General Partner of DRY Limited Partnership, which limited partnership is one of the two general partners of the Partnership. Janitorial services for the EastPark Executive Center are provided by Marquis Cleaning Services, which is operated and owned by a relative of Jeffrey S. Yager.